Dreyfus California Tax Exempt Money Market Fund
Statement of Investments
December 31, 2004 (Unaudited)

Tax Exempt Investments--98.7%	Principal Amount ($)		Value ($)
California--98.6%			
State of California, GO Notes			
6.50%, 3/1/2005 (Insured; FGIC)	200,000		201,550
California Educational Facilities Authority, College			
and University Revenue, VRDN			
(University of Judaism) 1.99% (LOC; Allied Irish Bank)	3,300,000	a	3,300,000
California Infrastructure and Economic Development Bank:			
Recreational Revenue (J. Paul Getty Trust) 1.17%, 2/1/2005	600,000		599,717
VRDN:			
IDR:			
(Lance Camper Manufacturing Corp.)			
2.05% (LOC; Comerica Bank)	1,760,000	a	1,760,000
(Murrietta Circuits Project)			
2.05% (LOC; Comerica Bank)	4,400,000	a	4,400,000
Revenue (Los Angeles SPCA Project)			
2% (LOC; The Bank of New York)	6,200,000	a	6,200,000
California Pollution Control Financing Authority, VRDN:			
PCR:			
Refunding (Pacific Gas & Electric Corp.) 2.20 %			
(LOC; JPMorgan Chase Bank))	16,000,000	a	16,000,000
(Southdown Inc.) 1.75% (LOC; Wachovia Bank)	5,800,000	a	5,800,000
SWDR:			
(AG Resources III LLC Project)			
2.07% (LOC; Key Bank)	2,780,000	a	2,780,000
(Marborg Industries Project)			
2.07% (LOC; Wachovia Bank)	3,710,000	a	3,710,000
(Mission Trail Waste System)			
2.12% (LOC; Comerica Bank)	1,100,000	a	1,100,000
(Norcal Waste System Inc. Project)			
2.07% (LOC; Bank of America)	3,625,000	a	3,625,000
(Sierra Pacific Industries Inc. Project)			
2.10% (LOC; Wells Fargo Bank)	1,000,000	a	1,000,000
California School Cash Reserve Program Authority			
Revenue, Pool Program 3%, 7/6/2005 (Insured; AMBAC)	1,500,000		1,508,194
California Statewide Communities Development Authority:			
Revenue:			
COP (Saint Joseph Health System) 5%, 7/1/2005			
(Insured; FSA)	100,000		101,545
(Kaiser Permanente)			
1.08%, 4/1/2005	3,000,000		3,000,000
VRDN:			
Private Schools Revenue (St. Mary's & All Angels			
School) 2.03% (LOC; Allied Irish Bank)	8,000,000	a	8,000,000
Revenue, Refunding (University Retirement Community			
at Davis) 2.21% (Insured; Radian Bank and			

Liquidity Facility; Bank of America)	4,675,000 a	4,675,000
California Statewide Communities Development Corporation, Industrial Revenue, VRDN:		
(Andercraft Products Inc.) 2.45% (LOC; California State Teachers Retirement)	325,000 a	325,000
(DV Industries) 2.15% (LOC; California State Teachers Retirement)	870,000 a	870,000
(Lustre California) 2.10% (LOC; Comerica Bank)	2,940,000 a	2,940,000
(Redline Project) 2.15% (LOC; California State Teachers Retirement)	805,000 a	805,000
(Zieman Manufacturing Co. Project) 2.15% (LOC; California State Teachers Retirement)	210,000 a	210,000
Chico, MFHR, Refunding, VRDN (Sycamore Glen) 2.17% (LOC; Bank of America)	1,720,000 a	1,720,000
Contra Costa Transportation Authority, Sales Tax Revenue 6%, 3/1/2005 (Insured; FGIC)	250,000	251,800
Desert Sands Unified School District, COP, Refunding 4%, 3/1/2005 (Insured; MBIA)	230,000	231,052
Evergreen School District, GO Notes 10%, 9/1/2005 (Insured; FGIC)	465,000	489,240
Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue, VRDN 2.09% (Liquidity Facility; Merrill Lynch)	1,740,000 a	1,740,000
Inland Empire Solid Waste Financing Authority, LR (Landfill Improvement Financing Project) 5.85%, 8/1/2005 (Insured; FSA)	200,000	204,422
Lancaster Financing Authority, Tax Allocation Revenue (Project No. 5 & 6 Redevelopment Projects) 2%, 2/1/2005 (Insured; FGIC)	210,000	210,141
City of Long Beach, Harbor Revenue, Refunding 5.50%, 5/15/2005 (Insured; FGIC)	155,000	156,932
City of Los Angeles:		
Auto Parking Revenue 5%, 5/1/2005 (Insured; AMBAC)	175,000	176,943
COP, Equipment Program 3%, 2/1/2005 (Insured; MBIA)	165,000	165,255
Los Angeles County Public Works Financing Authority Revenue, Refunding (Flood Control District) 2.50%, 3/1/2005 (Insured; MBIA)	110,000	110,229
Los Angeles County Schools Regionalized Business Services Corporation, COP 4.75%, 3/1/2005 (Insured; MBIA)	120,000	120,683
Los Rios Community College District, TRAN 3%, 10/27/2005	325,000	327,609
Maywood, COP, VRDN (Infrastructure Financing Project) 2.03% (LOC; Allied Irish Bank)	2,880,000 a	2,880,000
Metropolitan Water District of Southern California GO Notes, Refunding (Waterworks) 3%, 3/1/2005	125,000	125,340
Montebello, GO Notes, TRAN 3%, 6/30/2005	2,300,000	2,314,376
City of Oakland, GO Notes (Measure DD) 2.50%, 1/15/2005 (Insured; MBIA)	230,000	230,142
Port of Oakland, Airport Revenue 5.50%, 11/1/2005 (Insured; FGIC)	100,000	102,702
Orange County Local Transportation Authority, Sales Tax Revenue (Measure M) 5.80%, 2/15/2005 (Insured; FGIC)	100,000	100,559

Oxnard School District, Go Notes, TRAN 3%, 8/17/2005	935,000	941,363
Pasadena Unified School District, GO Notes		
5%, 5/1/2005 (Insured; FGIC)	100,000	101,229
City of Pleasanton, Refunding:		
Sewer Revenue 2%, 9/1/2005		
(Insured; XL Capital Assurance)	195,000	194,996
Water Revenue 2%, 9/1/2005		
(Insured; XL Capital Assurance)	500,000	499,991
City of Redding, Electric System Revenue, COP		
4%, 6/1/2005 (Insured; AMBAC)	250,000	252,394
Roseville City School District, TRAN 3%, 9/28/2005	3,380,000	3,406,937
Sacramento Cogeneration Authority, Revenue		
(Procter & Gamble Project) 6.375%, 7/1/2005	600,000 b	624,651
Sacramento Power Authority, Revenue		
(Cogeneration Project) 6.50%, 7/1/2005 (Insured; MBIA)	200,000	204,429
City of San Diego, Sewer Revenue, Public Facility Finance		
Authority 4.625%, 5/15/2005 (Insured; AMBAC)	100,000	101,000
San Diego Area Housing and Finance Agency, LR, VRDN:		
2.05%, Series A (Liquidity Facility; Societe Generale)	5,555,000 a	5,555,000
2.05%, Series B (Liquidity Facility; Societe Generale)	2,840,000 a	2,840,000
San Diego County, COP, VRDN		
(Friends of Chabad) 2.08% (LOC; Comerica Bank)	1,500,000 a	1,500,000
San Diego Housing Authority, MFHR, VRDN		
(Logan Square Apartments) 2.10% (Liquidity Facility;		
Merrill Lynch)	1,800,000 a	1,800,000
San Francisco City and County Airports Commission		
International Airport Revenue:		
3%, 5/1/2005 (Insured; MBIA)	200,000	200,900
4.75%, 5/1/2005 (Insured; FSA)	200,000	201,796
5.625%, 5/1/2005 (Insured; FGIC)	745,000	755,020
San Juan Unified School District, Go Notes, TRAN		
3%, 11/18/2005	3,000,000	3,024,513
San Luis Obispo County, COP		
(New County Government Center Project)		
4%, 10/15/2005 (Insured; MBIA)	375,000	380,822
Selma, TRAN 3.375%, 6/30/2005	2,000,000	2,009,870
South Coast Local Education Agencies, TRAN		
Note Participation 3%, 6/30/2005	3,000,000	3,018,961
Southern California Public Power Authority		
Power Project Revenue, Refunding (Palo Verde Project)		
5.50%, 7/1/2005 (Insured; AMBAC)	100,000	101,672
Stockton Community Facilities District		
Special Tax Revenue, VRDN (Arch Road East)		
2.01% (LOC; Wells Fargo Bank)	2,400,000 a	2,400,000
Tobacco Securitization Authority of Southern California		
Tobacco Settlement Revenue, VRDN		
2.09% (LOC; WestLB AG)	9,120,000 a	9,120,000
Tri-City Hospital District, Revenues, Refunding		
5.10%, 2/15/2005 (Insured; MBIA)	250,000	251,185
Tulare-Porterville Schools Financing Authority		
COP, VRDN (2002 Refinancing Project)		
2% (Insured; FSA and Liquidity Facility; Dexia Credit		

Locale)	7,075,000	a	7,075,000
Western Placer Unified School District, TRAN 3%, 9/28/2005	1,430,000		1,441,396
City of Whittier, College and University Revenue, Refunding			
VRDN (Whittier College) 2.07% (Insured; Radian Bank			
and Liquidity Facility; The Bank of New York)	3,000,000	a	3,000,000

U.S. Related--.1%

Puerto Rico Municipal Finance Agency, GO Notes		
Refunding 5%, 8/1/2005 (Insured; FSA)	100,000	101,692

Total Investments (cost $135,672,389)	**98.7%**	**135,673,248**
Cash and Receivables (Net)	**1.3%**	**1,732,795**
Net Assets	**100.0%**	**137,406,043**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance
FGIC	Financial Guaranty Insurance Company		Insurance Corporation
FSA	Financial Security Assurance	**MFHR**	Multi-Family Housing Revenue
GO	General Obligation	**PCR**	Pollution Control Revenue
IDR	Industrial Development Revenue	**SWDR**	Solid Waste Disposal Revenue
LOC	Letter of Credit	**TRAN**	Tax and Revenue Anticipation Notes
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1, F1+		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	92.1
AAA, AA, A c		AAA, AA, A c		AAA, AA, A c	5.1
Not Rated d		Not Rated d		Not Rated d	2.8
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate-subject to periodic change.

b This securitiy is prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are
   collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on
   the municipal issue and to retire the bonds in full at the earliest refunding date.

c Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

d Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to

be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.